EZJR, Inc.
                          3415 Ocatillo Mesa Way
                       North Las Vegas, NV  89031
                       Telephone:  (702) 631-4251
                          Fax:  (702) 221-1963

August 27, 2008

VIA EDGAR TRANSMISSION
----------------------

Mail Stop 3561

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Dana Brown

Re:  EZJR, Inc.
     Amendment No. 2 to
     Form 10KSB
     Filed on August 5, 2008
     File No. 000-51861

Dear Mr. Brown:

On behalf of EZJR, Inc. (the "Company"), we acknowledge receipt of your comment letter, dated August 8, 2008 regarding our annual report on Form 10KSB File No. 000-51861. For your convenience, each of your comments has been reproduced below, followed by the Company's response to such comment.

1. We note that your Form 10-KSB filed April 14, 2008 and your amended Form 10-KSB filed July 22, 2008 disclosed the conclusion of your principal executive officer that your disclosure controls and procedures were effective as of the end of the period covered by the report. However, the second amended Form 10-KSB filed August 5, 2008 omits the conclusion regarding the effectiveness of your disclosure controls and procedures. Please revise to include the principal executive officer's conclusion regarding your disclosure controls and procedures.

Response: We respectfully note the Staff's comment. We have revised the disclosure to state that upon subsequent review, we determined that we had a material weakness, in our disclosure controls and procedures. Therefore, principal executive officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were not effective.




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2.  In addition, it appears that, notwithstanding your principal executive officer's conclusion that disclosure controls and procedures were effective, your Form 10-KSB filed April 14, 2008 and the amended Form 10-KSB filed July 22, 2008 failed to disclose management's report regarding internal control over financial reporting. Please consider whether management's failure to provide the disclosure required by Item 308T(a)(3) impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and revise your disclosure as appropriate. We may have further comment.

Response: We respectfully note the Staff's comment. We failed to disclose management's report based on the fact that we are still in the "learning curve" in fully understanding Item 308T(a)(3). The oversight was not intentional. Based on further review and a better understanding of Item 308T(a)(3), we concluded our controls and procedures were not effective and we stated such in the annual report along with the reasons our controls and procedures were not effective and the remedial initiatives we plan to undertake.


We appreciate the time you have taken to this matter to our attention.

Sincerely,

/s/ T J Jesky
-----------------------
    T J Jesky
    Chief Executive Officer
    Chief Financial Officer












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